# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 12/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-25-001000
Filed by CIK 0001726173
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Holdings Inc., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 200,617; shared voting power 0; sole dispositive power 200,617; shared dispositive power 0; aggregate amount beneficially owned 200,617 (1.1% of the class)
- LION FUND, L.P. (CIK 0001334426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 542,700; shared voting power 0; sole dispositive power 542,700; shared dispositive power 0; aggregate amount beneficially owned 542,700 (2.9% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,140,952; shared voting power 0; sole dispositive power 1,140,952; shared dispositive power 0; aggregate amount beneficially owned 1,140,952 (6% of the class)
- Southern Pioneer Property & Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 106,317; shared voting power 0; sole dispositive power 106,317; shared dispositive power 0; aggregate amount beneficially owned 106,317 (0.6% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 21,900; shared voting power 0; sole dispositive power 21,900; shared dispositive power 0; aggregate amount beneficially owned 21,900 (0.1% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Western Sizzlin Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 52,400; shared voting power 0; sole dispositive power 52,400; shared dispositive power 0; aggregate amount beneficially owned 52,400 (0.3% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 1,683,652; shared voting power 0; sole dispositive power 1,683,652; shared dispositive power 0; aggregate amount beneficially owned 1,683,652 (8.9% of the class)
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,884,269; shared voting power 0; sole dispositive power 1,884,269; shared dispositive power 0; aggregate amount beneficially owned 1,884,269 (9.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 23, 2025, the Reporting Persons withdrew their nomination of Sardar Biglari as a nominee at the Annual Meeting.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Effective December 23, 2025, the Reporting Persons withdrew their nomination of Mr. Biglari as a nominee for election to the Board at the Annual Meeting.

## Signatures
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (12/29/2025)
- LION FUND, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (12/29/2025)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (12/29/2025)
- Southern Pioneer Property & Casualty Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (12/29/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (12/29/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (12/29/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (12/29/2025)
- Western Sizzlin Corporation: /s/ Sardar Biglari, Sardar Biglari, President (12/29/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (12/29/2025)
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (12/29/2025)